Filed by CVS Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc. Commission File No.: 001-14200

CVS PLEASED WITH CAREMARK’S REJECTION OF EXPRESS SCRIPTS’
HIGHLY CONDITIONAL, UNSOLICITED OFFER

CVS/Caremark Merger Expected to Close in the First Quarter of 2007

WOONSOCKET, RI, January 8, 2007 – In response to the decision announced by the Board of Directors of Caremark Rx, Inc. (NYSE: CMX) relating to Express Scripts’ (NYSE: ESRX) unsolicited offer, CVS Corporation (NYSE: CVS) issued the following statement:

“We are pleased with the decision of the Caremark board to reaffirm its commitment to the merger of CVS and Caremark and we look forward to closing our transaction during the first quarter of 2007,” said Tom Ryan, Chairman, President and Chief Executive Officer of CVS. “With the FTC antitrust waiting period already expired and our joint proxy statement on file at the SEC, we remain firmly committed to completing our combination and passing along the many benefits to shareholders, employers, plan sponsors and consumers as soon as possible.”

CVS noted the following:

The merger of CVS and Caremark offers a clear path and substantially more certainty to close.

The Express Scripts offer is highly conditional. Specifically, the Express Scripts offer, which would reduce the number of major competitors in the PBM industry from 3 to 2, carries significant antitrust risk that could well prevent it from ever being approved and, at a minimum, would substantially delay closing of the transaction, with adverse consequences. In contrast, the antitrust waiting period for the CVS/Caremark transaction has already expired without a second request, and the proxy statement is already on file with the SEC. The planned first quarter closing will enable the merged CVS/Caremark to quickly begin to offer benefits to shareholders, employers, plan sponsors and consumers.

A combined Express Scripts/Caremark would likely result in substantial customer defections and diminished value, particularly in light of the high degree of leverage.

Caremark has expressed its deep concern about key customer defections in the event of a combination with Express Scripts. The loss of key customers presents an unacceptable risk to shareholders, particularly in light of the leverage profile of a combined Caremark/Express Scripts. This should be of concern to Caremark shareholders, who would own 57% of the combined company. Express Scripts has also made unsubstantiated claims about synergies, which could be substantially revised following due diligence. In contrast, CVS has had the opportunity to conduct extensive due diligence and integration planning and now conservatively estimates a minimum of $500 million in pre-tax cost synergies.

CVS/Caremark will offer fully integrated products and services that will accelerate revenue growth.

The CVS/Caremark combination will provide significant opportunities to drive incremental revenues that only a leading drugstore/PBM combination can achieve. Payors and consumers have been seeking new ways to control costs, reduce complexity, and improve health outcomes. Trends affecting the healthcare industry, including an aging population, the trend toward consumer driven healthcare, the need for greater compliance with prescribed drug therapies, the increasing use of high cost specialty drugs and the increasing need for tailored disease management programs, all require new products and services that can be more effectively delivered by the fully integrated CVS/Caremark.

CVS/Caremark offers substantially greater shareholder value than the highly conditional Express Scripts’ offer.

The vertical integration of CVS/Caremark will enable the new company to develop and offer unique products and services that will reduce costs, improve outcomes, accelerate revenue growth and create substantial shareholder value. In addition, CVS and Caremark expect the combination to be accretive to EPS in the first full year after close and increasingly accretive thereafter. With the very significant free cash flow generation capabilities of the combined company, as well as the strength of the post-merger balance sheet, CVS/Caremark will be well positioned to capitalize on strategic opportunities and enhance total return to shareholders through significant common share repurchases and dividends.

CVS/Caremark shareholders will benefit from the highly skilled Caremark management team.

The CVS/Caremark merger of equals will enable CVS/Caremark shareholders to benefit from having the Caremark management team run the combined PBM business. At the same time, a new team comprised of both CVS and Caremark will be transforming the delivery of pharmacy products and services to this changing marketplace. This is a relationship business and one of the best attributes of the combined company will be the strength of the management teams, which will stay in place.

CVS and Caremark have extensive experience in integrating large-scale acquisitions, while Express Scripts has never integrated an acquisition of this size.

CVS has a long and successful track record of executing successful integrations, including Osco/Sav-on, Eckerd, Revco and Arbor. Caremark has successfully integrated the largest PBM acquisition ever with its purchase of AdvancePCS. In the CVS/Caremark merger, Caremark will be integrating CVS’ $3 billion revenue PBM, PharmaCare, into Caremark, a far more manageable undertaking than their previous successful integration.

CVS is America's largest retail pharmacy, operating over 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com , as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

CVS and Caremark filed a preliminary joint proxy statement/prospectus with the SEC in connection with the proposed merger on December 19, 2006. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006 and in the preliminary joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006 and in the preliminary joint proxy statement/prospectus referred to above.

CONTACT:	CVS Corporation
Investors:
Nancy Christal, 914-722-4704
or
Media Inquiries:
Eileen Howard Dunn, 401-770-4561